





UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-67987

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/19 (MM/DD/YY) AND ENDING 12/31/19 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: E.K. WALLACE SECURITIES LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

270 LAFAYETTE ST., SUITE 1204
(No. and Street)

NEW YORK	NY	10012
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

EVERETT K. WALLACE 212-965-1400
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

RUBIO CPA, PC
(Name – *if individual, state last, first, middle name*)

2727 Paces Ferry Rd SE, Suite 2-1680	Atlanta	GA	30339
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, EVERETT K. WALLACE _____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of E.K. WALLACE SECURITIES LLC _____, as

of DECEMBER 31 _____, 20 19 ____, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Sworn to me on 2/13/2020
by Everett Wallace

_____
Notary Public

ALEXANDER F LIU
Notary Public – State of New York
NO. 01LI6338309
Qualified in New York County
My Commission Expires Mar 7, 2020

_____
Signature

CEO

_____
Title

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

E.K. WALLACE SECURITIES, LLC

Financial Statements
For the Fiscal Year End December 31, 2019
With
Report of Independent Registered Public
Accounting Firm

RUBIO CPA, PC
CERTIFIED PUBLIC ACCOUNTANTS

2727 Paces Ferry Road SE
Building 2, Suite 1680
Atlanta, GA 30339
Office: 770 690-8995
Fax: 770 838-7123

REPORT OF INDEPENDENT
REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
E.K. Wallace Securities LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of E.K. Wallace Securities LLC (the "Company") as of December 31, 2019, the related statements of operations, changes in member's equity, and cash flows for the year then ended and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2019, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement to the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis of our opinion.

Supplemental Information

The information contained in Schedules I, II and III has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the information in Schedules I, II and III reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the

information presented in the accompanying schedules. In forming our opinion on the accompanying schedules, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the aforementioned supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as the Company's auditor since 2009.

February 13, 2020
Atlanta, Georgia

Rubio CPA, PC

Rubio CPA, PC

E.K. Wallace Securities LLC
Statement of Financial Condition
December 31, 2019

Assets

Cash	$	10,481
Prepaid expenses and deposits		4,406
Total assets		14,887

Liabilities and Member's Equity

Liabilities		
Accounts payable		1,064
Total liabilities		1,064
Member's Equity		13,823
Total liabilities and member's equity	$	14,887

See accompanying notes.

E.K. Wallace Securities LLC
Statement of Operations
For the year ended December 31, 2019

Revenue		
Investment banking	$	-
Expenses		
Professional services		17,824
Occupancy		2,712
Licenses and registration		2,186
Other expenses		364
Total expenses		23,086
Net Loss	$	(23,086)

See accompanying notes.

E.K. Wallace Securities LLC
Statement of Changes in Member's Equity
For the year ended December 31, 2019

		Total
Balance, December 31, 2018	$	11,909
Member's contributions		25,000
Net loss		(23,086)
Balance, December 31, 2019	$	13,823

See accompanying notes.

4

E.K. Wallace Securities LLC
Statement of Cash Flows
For the year ended December 31, 2019

Cash flows from operating activities:		
Net loss	$	(23,086)
Adjustments to reconcile net loss to net cash used by operating activities:		
Change in prepaid expenses and deposits		(927)
Change in accounts payable		(1,991)
Change in accrued expenses		(37)
Net cash used by operating activities		(26,041)
Cash flows from financing activities:		
Member's contributions		25,000
Net cash provided by financing activities		25,000
Net decrease in cash:		(1,041)
Cash:		
Beginning of year		11,522
End of year	$	10,481

See accompanying notes.

5

E. K. WALLACE SECURITIES, LLC
NOTES TO FINANCIAL STATEMENTS
December 31, 2019

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization and Description of Business: E.K. Wallace Securities, LLC (the "Company") is a registered broker dealer organized under the laws of the state of New York in December 2007 that began business in March 2011. The Company is registered with the Securities and Exchange Commission, the Financial Industry Regulatory Authority and the securities commissions of appropriate states. The Company's primary business is investment banking services. As a limited liability company, the member's liability is limited to contributed capital.

Cash: The Company maintains its bank account in a high credit quality institution. The balance at times may exceed federally insured limits.

Income Taxes: The Company has elected to be taxed as a sole proprietorship. Therefore, the income or losses of the Company flow through to its member and no income taxes are recorded in the accompanying financial statements.

The Company has adopted the provisions of FASB Accounting Standards Codification 740-10, Accounting for Uncertainty in Income Taxes. Under ASC 740-10, the Company is required to evaluate each of its tax positions to determine if they are more likely than not to be sustained if the taxing authority examines the respective position. A tax position includes an entity's status, including its status as a pass-through entity, and the decision not to file a tax return. The Company has evaluated each of its tax positions and has determined that no provision or liability for income taxes is necessary.

Estimates: Management uses estimates and assumptions in preparing financial statements in accordance with generally accepted accounting principles. Those estimates and assumptions affect the reported amounts of assets, liabilities, revenues and expenses. Actual results could vary from the estimates that were assumed in preparing the financial statements.

Revenue Recognition: Investment banking revenue includes fees earned from providing merger and acquisition and other advisory services to clients. Revenue is recognized when earned, which generally occurs as services are performed or upon consummation of a transaction.

Revenue from Contracts with Customers Standard (ASU 2014-09) core principle is that an entity should recognize revenue when it transfers promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. ASU 2014-09 prescribes a five-step process to accomplish this core principle, including:

- Identification of the contract with the customer;
- Identification of the performance obligation(s) under the contract;
- Determination of transaction price;
- Allocation of the transaction price to the identified performance obligation(s); and
- Recognition of revenue as (or when) an entity satisfies the identified performance obligation(s).

The Company recognizes revenue upon completion of a success fee-based transaction as this satisfies the only performance obligation identified in accordance with this standard.

Date of Management's Review: Subsequent events were evaluated through the date the financial statements were issued.

NOTE 2 - NET CAPITAL

The Company, as a registered broker dealer, is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital, as defined, equal to the greater of $5,000 or 6 2/3% of aggregate indebtedness and requires that the percentage of aggregate indebtedness to net capital, both as defined, shall not exceed 1500%. At December 31, 2019, the Company had net capital of $9,417, which was $4,417 in excess of its required net capital of $5,000, and the percentage of aggregate indebtedness to net capital was 11.30%.

NOTE 3 - RELATED PARTY TRANSACTION

The Company leases office facilities from a related party, E.K. Wallace, LLC, under a sublease agreement. Rent expense under the agreement for 2019 was approximately $2,712.

Financial position and results of operations might differ from the amounts in the accompanying financial statements if this related party agreement did not exist.

NOTE 4 - CONTINGINCIES

The Company is subject to litigation in the normal course of business. The Company has no litigation in progress at December 31, 2019.

NOTE 5 – NET LOSS

The Company has incurred a loss during the year ended December 31, 2019 and was dependent upon capital contributions from its member for working capital and net capital. The Company's member has represented that he intends to continue to make capital contributions, as needed, to ensure the Company's survival through at least one year subsequent to the date of the report of the independent registered public accounting firm.

Management expects the Company to continue as a going concern and the accompanying financial statements have been prepared on a going-concern basis without adjustments for realization in the event that the Company ceases to continue as a going concern.

SUPPLEMENTAL INFORMATION

E.K. Wallace Securities LLC

Schedule I
Computation of Net Capital Pursuant to Rule 15c3-1
of the Securities Exchange Act of 1934
As of December 31, 2019

Net capital:

Total member's equity	$	13,823
Less non-allowable assets:		
Prepaid expenses and deposits		4,406
Net capital before haircuts		9,417
Less haircuts		-
Net capital		9,417
Less minimum net capital required (greater of $5,000 or		5,000
6 2/3% of aggregate indebtedness)		
Excess net capital	$	4,417
Aggregate indebtedness	$	1,064
Percentage of aggregate indebtedness to net capital		11.30%

Reconcilation with Company's computation of net capital included in Part IIA of Form X-17A-5 as of December 31, 2019.

There was no significant difference between net capital in the FOCUS Part IIA form and the computation above.

E.K. Wallace Securities LLC

SCHEDULE II
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
UNDER RULE 15c3-3 OF THE SECURITIES EXCHANGE ACT
AS OF DECEMBER 31, 2019

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, pursuant to paragraph (k)(2)(i) of the rule.

SCHEDULE III
INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS
UNDER RULE 15c3-3 OF THE SECURITIES EXCHANGE ACT
AS OF DECEMBER 31, 2019

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, pursuant to paragraph (k)(2)(i) of the rule.

EXEMPTION REPORT
SEA RULE 17a-5(d)(4)

February 3, 2020

RUBIO CPA, PC
2727 Paces Ferry Rd. SE
Building 2, Suite 1680
Atlanta, GA 30339

To Whom it May Concern:

The below information is designed to meet the Exemption Report criteria pursuant to SEA Rule 17a-5(d)(4):

E.K. Wallace Securities, LLC is a broker/dealer registered with the SEC and FINRA. Pursuant to paragraph k(2)(i) of SEA Rule 15c3-3, the Company is claiming an exemption from SEA Rule 15c3-3 for the fiscal year ended December 31, 2019.

The Company has met the identified exemption provisions throughout the most recent fiscal year without exception.

The above statement is true and correct to the best of my and the Company's knowledge.



Signed: _____

Name: Everett Wallace

Title: CEO

RUBIO CPA, PC

CERTIFIED PUBLIC ACCOUNTANTS

2727 Paces Ferry Road SE
Building 2, Suite 1680
Atlanta, GA 30339
Office: 770 690-8995
Fax: 770 838-7123

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
E.K. Wallace Securities LLC

We have reviewed management's statements, included in the accompanying Broker Dealers Annual Exemption Report in which (1) E.K. Wallace Securities LLC identified the following provisions of 17 C.F.R. § 15c3-3(k) under which E.K. Wallace Securities LLC claimed an exemption from 17 C.F.R. § 240.15c3-3: (k)(2)(i) (the "exemption provisions"); and, (2) E.K. Wallace Securities LLC stated that E.K. Wallace Securities LLC met the identified exemption provisions throughout the most recent fiscal year without exception. E.K. Wallace Securities LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about E.K. Wallace Securities LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i), of Rule 15c3-3 under the Securities Exchange Act of 1934.

February 13, 2020
Atlanta, GA

Rubio CPA, PC

Rubio CPA, PC